EXHIBIT (d)(8)

OPTION NO. 12-11-003

CRYO-CELL INTERNATIONAL, INC.

NON-QUALIFIED STOCK OPTION AGREEMENT

OPTION AGREEMENT dated December 1, 2011, between CRYO-CELL International, Inc., a Delaware corporation (the “Company”), and David Portnoy (the “Optionee”).

IT IS AGREED as follows:

1.	Grant of Option. By the determination of the Board of Directors, the Company hereby grants to the Optionee the right and option to purchase an aggregate of Two Hundred Thousand (200,000) shares of common stock of the Company at an initial option price of one dollar and seventy two cents ($1.72) per share as may be adjusted from time to time as provided herein.

2.	Option Period. The option granted hereby shall expire ten years from the date hereof, subject to earlier termination as provided herein.

3.	Exercise of Option.

A.	The option may be exercised per the following vesting schedule:

-1/3 immediately upon grant

-1/3 one year from date of grant

-1/3 two years from date of grant

The option then may be exercised from time to time as to all or part of the shares as to which such option shall then be exercisable.

All unvested options shall become fully vested automatically upon death, Disability, Change in Control (defined below), involuntary termination of employment without Cause or voluntary resignation for Good Reason.

B.	The Optionee may exercise the option by delivering to the Company a written notice duly signed by the Optionee stating the number of shares that the Optionee has elected to purchase and accompanied by payment (in cash or certified check) of an amount equal to the full purchase price for the shares to be purchased. Following receipt by the Company of such notice and full payment, the Company shall issue, as soon as practicable, the shares in the name of the Optionee and deliver the certificate therefore to the Optionee. Until the issuance of the certificate for such shares, the Optionee shall have none of the rights of a shareholder in respect to such shares.

4.	Employment. Nothing contained in this Option Agreement shall confer upon the Optionee any right to be continued in the employ of the Company or shall prevent the Company from terminating his/her employment at any time, with or without cause. If the Optionee’s employment with the Company is terminated involuntarily for cause then his/her option shall immediately terminate. If the employee’s employment is terminated without cause or the employee terminates his/her employment voluntarily, then all unvested options shall become fully vested. Such options may be exercised within three (3) months after the date he/she ceases to be an employee. “Cause” shall be defined as gross and willful misconduct during the course of the Optionee’s employment with the Company, as reasonably determined by the Company.

5.	Death. If the Optionee dies while employed by the Company or within three (3) months after he/she voluntarily resigns or retires, all unvested options shall become fully vested. The Option shall be exercisable by his/her legal representatives or beneficiaries for a period of one year from the date of such death.

6.	Non-Transferability of Option. This option shall be transferable to family members and certain trusts and partnerships to the full extent permissible under Section 4.5 of the plan.

7.	Entire Agreement. This Agreement is the entire agreement among the parties hereto with respect to the subject matter hereof and supercedes all prior agreements and understandings.

8.	Adjustments upon Change in Capitalization. If at any time after the date of grant of this option, the Company shall, by stock dividend, split-up, combination, reclassification or exchange, or through merger or consolidation, or otherwise, change its Shares into a different number of kind or class of shares to other securities or property, then the number of shares covered by this option and the price of each such shares shall be proportionately adjusted for any such change by the Board of Directors whose determination shall be conclusive. Any fraction of a share resulting from any adjustment shall be eliminated and the price per share of the remaining shares subject to this option adjusted accordingly.

9.	Change in Control. See Appendix A to this Cryo-Cell International, Inc. Non-Qualified Stock Option Agreement.

10.	Notices. Any notice to be given by the Optionee hereunder shall be sent to the Company at its principal executive offices, and any notice from the Company to the Optionee shall be sent to the Optionee at his/hers address as set forth in the Company records; all such notices shall be in writing and shall be delivered in person or by registered or certified mail. Either party may change the address to which notices are to be sent by notice in writing given to the other in accordance with the terms hereof.

11.	Governing Law. The parties hereto acknowledge and agree that the option granted hereby is granted in the State of Florida. This Agreement, as well as the grant of such option and issuance of such shares, is and shall be governed by and construed in accordance with the laws of the State of Florida applicable to the agreements made and to be performed entirely within such State.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

CRYO-CELL International, Inc.

/s/ Mark Portnoy		/s/ David Portnoy
By:	Mark Portnoy, Co-CEO	David Portnoy

CRYO-CELL INTERNATIONAL, INC.

NON-QUALIFIED STOCK OPTION AGREEMENT

APPENDIX A

For purposes of the OPTION AGREEMENT dated December 1, 2011, between CRYO-CELL International, Inc., a Delaware corporation (the “Company”), and David Portnoy (the “Optionee”), “Change in Control” shall include any of the following:

(a)	The acquisition in one or more transactions of more than thirty percent (30%) of the Company’s outstanding common stock, or the equivalent in voting power of any classes of common stock or any classes of securities of the Company entitled to vote in elections of directors by any corporation or other person or group (within the meaning of Section 14(d)(3) of the Securities Exchange Act of 1934, as amended);

(b)	Any merger or consolidation of the Company into or with another corporation in which the Company is not the surviving entity, or any transfer or sale of substantially all of the assets of the Company or any merger or consolidation of the Company into or with another corporation in which the Company is the surviving entity and, in connection with such merger or consolidation, all or part of the outstanding shares of the Company’s common stock shall be changed into or exchanged for other stock or securities of the Company or any other person, or cash or any other property;

(c)	Any election of persons to the Board of Directors which causes 50% of the Board of Directors to consist of persons other than (i) persons who were members of the Board of Directors on September 1, 2011; and (ii) persons who were nominated for election as members of the Board by the Board of Directors (or by a Committee of the Board) at a time when the majority of the Board (or of such Committee) consisted of persons who were members of the Board of Directors on September 1, 2011; provided, that any person nominated for election by the Board of Directors composed entirely of persons described in (i) or (ii), or of persons who were themselves nominated by such Board, shall for this purpose be deemed to have been nominated by a Board composed of persons described in (i).

(d)	Any person, or group of persons, announces a tender offer for at least thirty percent (30%) of the Company’s common stock.